MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands of dollars)

Earnings Available for Fixed Charges:
Net Income (a)	$(126,653)	$293,826	$308,288	$303,396	$250,905

Income Taxes	(96,092)	147,475	190,024	166,110	146,249

	(222,745)	441,301	498,312	469,506	397,154

Rents (b)	14,475	11,781	11,947	7,688	11,109

Interest (c)	89,943	86,320	76,248	74,531	56,440

Total Earnings Available for Fixed Charges	$(118,327)	$539,402	$586,507	$551,725	$464,703

Preferred Dividend Requirements	$685	$685	$685	$685	$685

Ratio of Income Before Income Taxes to Net Income	176%	150%	159%	154%	155%

Preferred Dividend Factor on Pretax Basis	1,206	1,028	1,089	1,055	1,062

Fixed Charges (d)	109,117	101,452	90,545	84,898	68,934

Combined Fixed Charges and Preferred Stock Dividends	$110,323	$102,480	$91,634	$85,953	$69,996

Ratio of Earnings to Fixed Charges	— (e)	5.3x	6.5x	6.5x	6.7x

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	— (e)	5.3x	6.4x	6.4x	6.6x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).

(e)
Due to the $384.4 million after-tax noncash write-down of natural gas and oil properties in the first quarter of 2009, earnings were insufficient by $228.7 million to cover combined fixed charges and preferred stock dividends for the twelve months ended December 31, 2009. If the $384.4 million after-tax noncash write-down is excluded, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would both have been 4.6 times for the twelve months ended December 31, 2009.

The above ratios related to fixed charges and combined fixed charges and preferred stock dividends that exclude the effect of the after-tax noncash write-down of natural gas and oil properties are non-GAAP financial measures. The Company believes that these non-GAAP financial measures are useful because the write-down excluded is not indicative of the Company’s cash flows available to meet its fixed charges obligations. The presentation of this additional information is not meant to be considered a substitute for financial measures prepared in accordance with GAAP.